                          SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC 20549

                          ----------------------------------

                                      FORM 11-K

                                    ANNUAL REPORT
                           Pursuant to Section 15(d) of the
                           Securities Exchange Act of 1934

                   For the Plan's fiscal year ended March 31, 1997

             ------------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 MINNTECH CORPORATION
                     PROFIT SHARING AND RETIREMENT PLAN AND TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Minntech Corporation
      14605 - 28th Avenue North
      Minneapolis, Minnesota 55447

This Form 11-K consist of 14 pages (including exhibits).

                                 MINNTECH CORPORATION
                     PROFIT SHARING AND RETIREMENT PLAN AND TRUST

                                        INDEX



                                                                                  PAGE
                                                                                 NUMBER
FINANCIAL STATEMENTS:

Report of Independent Accountants                                              F-1 to F-2

Statement of Net Assets Available for Benefits                                    F-3

Statement of Changes in Net Assets Available for Benefits,
 with Fund Information                                                         F-4 to F-5

Notes to Financial Statements                                                  F-6 to F-8

SUPPLEMENTARY SCHEDULES:

 I.   Schedule of Assets Held for Investment Purposes at March 31, 1997            F-9

II.   Schedule of Reportable Transactions for the Year Ended March 31, 1997        F-10

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure
under ERISA have been omitted because they are not applicable.

EXHIBITS:

Consent of Independent Accountants                                                 E-1



                          REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
     of the Minntech Corporation
     Profit Sharing and Retirement Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Minntech Corporation Profit Sharing and Retirement Plan and Trust at March 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

To the Participants and Administrator
     of the Minntech Corporation
     Profit Sharing and Retirement Plan and Trust


The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan investment custodian or the historical cost of Plan assets sold during the year. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




/s/ Price Waterhouse LLP

Price Waterhouse LLP
Minneapolis, Minnesota
September 10, 1997

                                 MINNTECH CORPORATION
                     PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS






                                                              MARCH 31,
                                                        -----------------------
                                                         1997          1996
                                                       ----------   ----------

Investments (at fair value):
 Fidelity Mutual Funds:
   Magellan Fund$                                    $1,902,379   $1,792,112
   Growth and Income Fund                             1,654,145    1,252,399
   Overseas Fund                                        438,811      283,126
   Intermediate Bond Fund                               461,315      475,359
   Spartan Money Market Fund                            690,520      683,689
 Securities of participating employer - Minntech
 Corporation
   Common Stock                                         386,140      699,337
                                                     ----------   ----------
      Total investments                               5,533,310    5,186,022

Participant loans                                       234,147      237,177
Cash                                                     25,394       40,495
                                                     ----------   ----------

Net assets available for benefits                    $5,792,851   $5,463,694
                                                     ----------   ----------
                                                     ----------   ----------






                   See accompanying notes to financial statements.

                                 MINNTECH CORPORATION
                     PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                          STATEMENT OF CHANGES IN NET ASSETS
                    AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                              YEAR ENDED MARCH 31, 1997



                                                                             FUND INFORMATION
                                                   --------------------------------------------------------------------
                                                                                                               Spartan
                                                                    Growth                     Intermediate      Money
                                                   Magellan        and Income    Overseas          Bond          Market
                                                     Fund            Fund          Fund            Fund          Fund
                                                  ----------      ----------     --------        --------       --------

Sources of net assets:
Interest/dividend income                         $  291,303     $   72,059      $  25,026      $  31,828      $  35,182
Net appreciation (depreciation)
  in fair value of investments                     (115,751)       117,048         20,674        (10,952)
Employer matching contributions                      15,773         12,833          5,251          4,609          5,406
Employee contributions                              203,813        177,750         65,480         66,766         67,982
                                                 ----------     ----------      ---------      ---------      ---------
  Total additions                                   395,138        379,690        116,431         92,251        108,570
                                                 ----------     ----------      ---------      ---------      ---------

Applications of net assets:
  Distributions                                    (160,702)       (72,399)       (12,349)       (93,163)       (86,993)
                                                 ----------     ----------      ---------      ---------      ---------
    Total decreases                                (160,702)       (72,399)       (12,349)       (93,163)       (86,993)
                                                 ----------     ----------      ---------      ---------      ---------

Net increase (decrease) prior to
  interfund transfers                               234,436        307,291        104,082           (912)        21,577
Interfund transfers                                (124,169)        94,455         51,603        (13,132)       (14,746)
                                                 ----------     ----------      ---------      ---------      ---------
    Net increase (decrease)                         110,267        401,746        155,685        (14,044)         6,831

Net assets available for benefits:
  Beginning of year                               1,792,112      1,252,399        283,126        475,359        683,689
                                                 ----------     ----------      ---------      ---------      ---------
  End of year                                    $1,902,379     $1,654,145      $ 438,811      $ 461,315      $ 690,520
                                                 ----------     ----------      ---------      ---------      ---------
                                                 ----------     ----------      ---------      ---------      ---------


                                                 FUND INFORMATION
                                                ------------------
                                                     Minntech
                                                    Corporation              Contribution
                                                      Common    Participant   Receivable
                                                      Stock       Loans        and Cash        Total
                                                 ------------  -------------  -----------   ------------
Sources of net assets:
  Interest/dividend income                           $5,754        $17,642                      $478,794
  Net appreciation (depreciation)
    in fair value of investments                   (361,772)                                    (350,753)
  Employer matching contributions                     5,721                                       49,593
  Employee contributions                             69,537                                      651,328
                                                -----------    -----------    -----------   ------------
    Total additions                                (280,760)        17,642                       828,962
                                                -----------    -----------    -----------   ------------


Applications of net assets:
  Distributions                                     (47,978)       (26,221)                     (499,805)
                                                -----------    -----------    -----------   ------------
    Total decreases                                 (47,978)       (26,221)                     (499,805)
                                                -----------    -----------    -----------   ------------
Net increase (decrease) prior to
  interfund transfers                              (328,738)        (8,579)                      329,157
Interfund transfers                                  15,541          5,549       $(15,101)
                                                -----------    -----------    -----------   ------------
    Net increase (decrease)                        (313,197)        (3,030)       (15,101)       329,157
Net assets available for benefits:
  Beginning of year                                 699,337        237,177         40,495      5,463,694
                                                -----------    -----------    -----------   ------------
  End of year                                      $386,140       $234,147        $25,394     $5,792,851
                                                -----------    -----------    -----------   ------------
                                                -----------    -----------    -----------   ------------





                   See accompanying notes to financial statements.

                                 MINNTECH CORPORATION
                     PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                          STATEMENT OF CHANGES IN NET ASSETS
                    AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                              YEAR ENDED MARCH 31, 1996




                                                             FUND INFORMATION
                                        ----------------------------------------------------------------------
                                                                                                       Spartan
                                                          Growth                      Intermediate      Money
                                          Magellan       and Income      Overseas         Bond          Market
                                           Fund            Fund           Fund           Fund           Fund
                                         ----------      ----------      ---------    -------------   ----------
Sources of net assets:
  Interest/dividend income               $100,643        $62,268         $6,069        $29,132        $34,694
  Net appreciation (depreciation)
    in fair value of investments          266,117        257,648         26,338          5,359
  Employer matching contributions          14,978         10,539          3,574          4,902          5,728
  Employee contributions                  191,838        132,746         44,216         61,460         73,956
                                        -----------     ----------     ----------     ----------    -----------
    Total additions                       573,576        463,201         80,197        100,853        114,378
                                        -----------     ----------     ----------     ----------    -----------
Applications of net assets:
  Distributions                          (113,517)      (145,091)       (20,290)       (61,643)       (86,859)
                                        -----------     ----------     ----------     ----------    -----------
    Total decreases                      (113,517)      (145,091)       (20,290)       (61,643)       (86,859)
                                        -----------     ----------     ----------     ----------    -----------
Net increase prior to interfund
  transfers                               460,059        318,110         59,907         39,210         27,519
Interfund transfers                        87,649        128,874         13,327         45,244        114,563
                                        -----------     ----------     ----------     ----------    -----------
    Net increase (decrease)               547,708        446,984         73,234         84,454        142,082

Net assets available for benefits:
  Beginning of year                     1,244,404        805,415        209,892        390,905        541,607
                                        -----------     ----------     ----------     ----------    -----------
  End of year                          $1,792,112     $1,252,399       $283,126       $475,359       $683,689
                                        -----------     ----------     ----------     ----------    -----------
                                        -----------     ----------     ----------     ----------    -----------

                                         FUND INFORMATION
                                        -----------------


                                            Minntech
                                           Corporation                 Contribution
                                             Common     Participant   Receivable
                                              Stock       Loans        and Cash        Total
                                           ---------   ------------   -----------    ---------
Sources of net assets:
  Interest/dividend income                   $803        $18,805                      $252,414
  Net appreciation (depreciation)
    in fair value of investments          180,995                                      736,457
  Employer matching contributions           5,169                                       44,890
  Employee contributions                   68,141                        $1,348        573,705
                                       ----------     ----------     ----------    -----------
    Total additions                       255,108         18,805          1,348      1,607,466
                                       ----------     ----------     ----------    -----------

Applications of net assets:
  Distributions                          (191,570)       (13,086)                     (632,056)
                                       ----------     ----------     ----------    -----------
    Total decreases                      (191,570)       (13,086)                     (632,056)
                                       ----------     ----------     ----------    -----------
Net increase prior to interfund
  transfers                                63,538          5,719          1,348        975,410
Interfund transfers                       (47,615)         2,097       (344,139)
                                       ----------     ----------     ----------    -----------
    Net increase (decrease)                15,923          7,816       (342,791)       975,410

Net assets available for benefits:
  Beginning of year                       683,414        229,361        383,286      4,488,284
                                       ----------     ----------     ----------    -----------
  End of year                            $699,337       $237,177        $40,495     $5,463,694
                                       ----------     ----------     ----------    -----------
                                       ----------     ----------     ----------    -----------




                   See accompanying notes to financial statements.

                                 MINNTECH CORPORATION
                     PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                            NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN

The Minntech Corporation Profit Sharing and Retirement Plan and Trust (the Plan) is fully described in the "Minntech Corporation Profit Sharing and Retirement Plan and Trust" Plan Agreement.

PARTICIPATION

The Plan is a defined contribution plan for Minntech Corporation's (the Company) employees. Employees are eligible to participate in the Plan after the employee has both:

(a) attained twenty-one years of age, and

(b) completed 1,000 or more hours during 12 consecutive months.

Certain employees are not eligible if employed under a collective bargaining agreement with a labor union unless that agreement expressly provides for the employee's coverage under the Plan.

ADMINISTRATION

The Company is the Plan Administrator. To assist the Company as the Plan Administrator, the Plan provides for the appointment of an Administrative Committee, which consists of officers/shareholders of the Company. Separate officers and shareholders of the Company are the trustees (the Trustees) of the Plan. Fidelity Investments is an agent of the Trustees and is the investment custodian for the Plan.

CONTRIBUTIONS

Eligible participants may invest 1% to 10% of their annual compensation, with the Company matching 10% of the first 6% of employee contributions.

The Company may also make discretionary contributions to the Plan each year based upon the financial performance of the Company. The Company is not required to make a contribution in any Plan year. No discretionary contributions to the Plan were made by the Company during each Plan year ended March 31, 1997 and 1996, respectively.

Contributions are credited to each qualifying participant's account, based on the proportion of their recognized compensation, as defined, to the total recognized compensation of all qualifying participants. Contributions are fully funded on an annual basis, following the Plan's fiscal year-end.

DISTRIBUTIONS

Distributions are made to vested employees after retirement or termination from the Company.

VESTING

When employment ends, the participants are vested in all, some or none of their account balance, depending upon various factors, including the participant's age and length of service. Any non-vested portion of the account balance will be forfeited and added to the remaining qualified participants' accounts, in proportion to which a qualified participant's recognized compensation bears to the total recognized compensation of all qualifying participants.

A qualifying participant vests twenty percent after three years, an additional twenty percent for each of years four, five, six and seven. A participant is fully vested after seven years of service or upon retirement at age sixty-five or upon death or disability.

The Company may elect to terminate the Plan at any time. In the event the Company elects to terminate the Plan, all participant account balances become fully vested.

PARTICIPANT LOANS

Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser amount of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participants' accounts and bear interest at the prime interest rate. Loans must be repaid over a period of five to ten years.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the plan are prepared on the accrual basis of accounting.

INVESTMENTS

Investments are recorded at fair market value, as determined by quoted prices in an active market. Net appreciation of investments reported in the Statement of Changes in Net Assets Available for Benefits includes both realized and unrealized gains and losses.

ADMINISTRATIVE EXPENSES

Currently, no administrative expenses are paid by the Plan. Administrative expenses for legal, auditing, and administration costs have been fully paid by the Company at its discretion.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 30, 1993 that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.


NOTE 4 - SUBSEQUENT EVENT

Effective April 1, 1997, officers and shareholders of the Company are no longer the trustees of the Plan as the Charles Schwab Trust Company was appointed as the new trustee.

                                                                      SCHEDULE I
                       MINNTECH CORPORATION PROFIT SHARING AND
                              RETIREMENT PLAN AND TRUST
             ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    MARCH 31, 1997



                                                                    Current
 Identity of Issuer               Description of Investment         Value**
 ------------------          ---------------------------           ---------
Fidelity Investments         Magellan Fund                      $1,902,379
                             Growth and Income Fund              1,654,145
                             Overseas Fund                         438,811
                             Intermediate Bond Fund                461,315
                             Spartan Money Market Fund             690,520
                                                              ------------
                                                                 5,147,170

Minntech Corporation*        Common stock                          386,140
                             Brokerage cash account                 25,394

Participant loans            Loans receivable from participants    234,147
                                                              ------------

     Total assets held for
        investment purposes                                     $5,792,851
                                                              ------------
                                                              ------------


*   Party in interest.

**  Cost basis information is not available.

                                                                     SCHEDULE II
                       MINNTECH CORPORATION PROFIT SHARING AND
                              RETIREMENT PLAN AND TRUST
                   ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                              YEAR ENDED MARCH 31, 1997




                                                                            Purchase      Selling
   Identify of Party Involved      Description of Assets                     Price         Price*
   --------------------------    -----------------------                    ---------     --------
Fidelity Investments
  Magellan Fund               Purchase of 7,584 units of participation
                              in 42 transactions                            $580,172

  Magellan Fund               Sale of 4,342 units of participation
                              in 19 transactions                                           $351,195

  Growth and Income Fund      Purchase of 13,718 units of participation
                              in 38 transactions                             415,034

  Growth and Income Fund      Sale of 4,423 units of participation
                              in 16 transactions                                            130,337

  Overseas Fund               Purchase of 5,272 units of participation
                              in 34 transactions                             162,399

  Overseas Fund               Sale of 886 units of participation
                              in 11 transactions                                             27,385

  Intermediate Bond Fund      Purchase of 13,409 units of participation
                              in 33 transactions                             131,006

  Intermediate Bond Fund      Sale of 13,331 units of participation
                              in 14 transactions                                            134,098

  Spartan Money Market Fund   Purchase of 131,337 units of participation
                              in 35 transactions                             131,337

  Spartan Money Market Fund   Sale of 124,506 units of participation
                              in 20 transactions                                            124,506

  Minntech Corporation Stock  Purchase of 4,500 units of participation
                              in 4 transactions                               48,575


*  Cost information is not available.



                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Minntech Corporation Profit Sharing and Retirement Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: ____________________, 1997  MINNTECH CORPORATION PROFIT SHARING
                                  AND RETIREMENT PLAN AND TRUST



                                  By:
                                     ---------------------------------
                                     Jules L. Fisher
                                     Member of the Administrative Committee